
14005712

City National

City National Corporation

2013 SUMMARY ANNUAL REPORT

FINANCIAL HIGHLIGHTS

Dollars in thousands, except per share amounts[1]	2013	2012	Percentage Change
FOR THE YEAR			
Total revenue	$ **1,178,884**	$ 1,188,439	(1)%
Net income attributable to City National Corporation	**230,009**	208,049	11
Net income available to common shareholders	**220,384**	208,049	6
Net income per common share, basic	**4.02**	3.85	4
Net income per common share, diluted	**3.99**	3.83	4
Dividends per common share	**0.75**	1.50	(50)
AT YEAR END			
Assets	$ **29,717,951**	$ 28,618,492	4%
Securities	**9,281,317**	10,719,451	(13)
Loans and leases, excluding covered loans[2]	**17,170,438**	14,818,295	16
Covered loans[2]	**716,911**	1,031,004	(30)
Deposits	**25,679,437**	23,502,355	9
Common shareholders' equity	**2,473,370**	2,335,398	6
Total equity	**2,740,986**	2,505,318	9
Book value per common share	**45.65**	43.89	4
AVERAGE BALANCES			
Assets	$ **28,290,973**	$ 25,236,172	12%
Securities	**9,133,591**	8,495,746	8
Loans and leases, excluding covered loans[2]	**15,775,880**	13,285,220	19
Covered loans[2]	**865,640**	1,268,513	(32)
Deposits	**23,954,163**	21,628,868	11
Common shareholders' equity	**2,410,585**	2,260,740	7
Total equity	**2,595,227**	2,283,489	14
SELECTED RATIOS			
Return on average assets	**0.81 %**	0.82 %	(1)%
Return on average common shareholders' equity	**9.14**	9.20	(1)
Tier 1 leverage ratio	**7.17**	6.60	9
Tier 1 risk-based capital ratio	**10.09**	9.41	7
Total risk-based capital ratio	**13.00**	12.52	4
Period-end common shareholders' equity to period-end assets	**8.32**	8.16	2
Period-end equity to period-end assets	**9.22**	8.75	5
Dividend payout ratio, per common share	**18.69**	38.96	(52)
Net interest margin	**3.18**	3.61	(12)
Expense-to-revenue ratio	**69.61**	65.29	7
AT YEAR END			
Assets under management[3]	$ **45,001,125**	$ 38,808,171	16%
Assets under management or administration[3]	**64,691,185**	57,248,709	13

[1] Certain prior period balances have been reclassified to conform to current period presentation.

[2] Covered loans represent acquired loans that are covered under loss-sharing agreements with the FDIC.

[3] Excludes $27.07 billion and $21.69 billion of assets under management for asset managers in which City National held a noncontrolling ownership interest as of December 31, 2013 and December 31, 2012, respectively.



Russell Goldsmith
Chairman and CEO
City National Corporation
City National Bank

To Our Shareholders:

In 1954, a small group of Southern California businessmen opened the doors of a new bank in Beverly Hills – a bank focused on meeting the financial needs of entrepreneurs and their businesses and families that were not being well served by the large financial institutions of their day.

Sixty years later, that bank is meeting the banking and investment needs of tens of thousands of successful clients in California, New York, Nevada, Atlanta, Nashville, and many other communities across the United States.

Of course, that bank is City National Bank, which marked its 60th anniversary on January 4, 2014, and is now America's 23rd largest commercial bank.

City National's strong 2013 results reflect the outstanding performance of more than 3,550 talented, dedicated, and effective colleagues. These results also underscore the company's financial strength, robust growth, expanding capabilities, outstanding geographies and industry specialties, as well as its continuing success in delivering real value to its clients, colleagues, communities, and shareholders.

A Year of Milestones

City National concluded its sixth decade having achieved seven particularly significant milestones:

- Assets grew to an all-time high of $29.7 billion at the end of 2013.
- Net income grew 11 percent to $230 million, on revenue of $1.2 billion.
- City National has now been profitable for 83 consecutive quarters.
- Loan balances rose a very robust 16 percent to a record $17.2 billion.
- Core deposits increased substantially. In fact, they rose 10 percent, surpassing $25 billion for the first time.
- Clients' investment assets under management or administration also grew to a record $64.7 billion.
- And City National's market capitalization rose by a remarkable 60 percent, exceeding $4 billion for the first time. The company's stock price significantly outperformed the KBW Regional Banking Index, as investors recognized the performance and prospects, the capabilities and colleagues, and the strong values and value proposition of City National Corporation. In fact, the company generated a total stockholder return of 62 percent for 2013.

No discussion of City National's success last year would be complete without a word about credit quality. It remained strong across the board. Loans on nonaccrual declined steadily, and the company recorded net loan recoveries for the second straight year. Today, City National remains quite well reserved.

The company also held the line on expenses even as it invested in new people, products, and premises. Noninterest expense increased just 3 percent over 2012. Excluding the effect of acquisitions made in 2012, noninterest expense growth was down 1 percent year over year.

The company achieved strong results in 2013 despite low interest rates, higher costs, a tepid economy, strong competition, and the continuing and expected runoff of assets that we acquired several years ago through Federal Deposit Insurance Corporation-assisted acquisitions.

Unlike some financial institutions, City National did not make its numbers by releasing loan-loss reserves, making large job reductions, or selling off businesses to generate gains. In fact, we added new colleagues, new offices, and new capabilities.

The company remained well capitalized, and in fact fortified its position with the successful issue of $100 million in preferred stock in the fourth quarter. City National's capital levels already exceed the higher international Basel III standards scheduled to be phased in over the next several years.

Thanks to strong earnings and solid capital ratios, in January 2014 City National increased its quarterly common stock dividend to $0.33 per share – maintaining an annual level that is consistent with the company's long-standing policy of paying a dividend of between 30 percent and 35 percent of the prior year's earnings.

All in all, we believe that City National continues to be a compelling investment opportunity. The company is well positioned in the current economic environment and will benefit particularly well from a stronger economy and rising interest rates. It is asset sensitive and diversified by geography, industry, products, specialties, and loans. It has an exceptional client base and an outstanding team of colleagues.

A Time-Tested Business Model

City National's 60th anniversary points to both its proud past and its promising future as America's premier private and business bank.

Mission, Focus, Value

Among the many things that set City National apart are its strong sense of mission, its well-defined focus and culture, its strong values, and its compelling value proposition.

Not long ago, McKinsey & Company published a report about what makes banks successful. "Too many banks," it said, "are trying to do too many things, and their strategies have converged on a muddy middle

Revenue: $1.2 billion

($ in millions)

City National turned in another strong performance in 2013. Net income totaled $230.0 million, on revenue of $1.2 billion.


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that is difficult to execute and unlikely to create value." According to McKinsey, the best-performing banks in the world share one common trait: focus. They don't try to be all things to all people.

That kind of clear and limited focus has been a hallmark of City National for generations, and it goes a long way toward explaining the company's success. Its mission is the same now as it was 60 years ago: meeting the banking and investment needs of successful entrepreneurs, professionals, investors, their businesses, and their families on *The way up.*® City National colleagues deliver on this promise with uncommon dedication, extraordinary service, objective advice, excellent products and services, real banking and investment expertise, and a comprehensive approach to providing outstanding financial solutions that are tailored to each client's needs and objectives.

At the same time, unlike some institutions, City National also benefits from being diversified in a variety of ways within its focus as the premier private and business bank, through a diverse and balanced range of loans, clients, and industries served.

City National's colleagues remain strongly committed to providing clients with real relationships, and their success is reflected in strong levels of client satisfaction, retention, and referrals.

Build, Enhance, Expand

With a clear mission, a compelling value proposition, and a recovering economy, City National is poised for continued growth, in part because the company has consistently invested in building its talent, resources, infrastructure, brand, and capabilities and in expanding its business base. Over the past five years, City National has grown its assets 81 percent, its wealth management assets 42 percent, its colleague base 19 percent, its earnings 119 percent, and its branches 24 percent.

Serving Dynamic Economies and Industries

City National now has 77 banking offices in five states. Typically, they are located in economically strong urban communities that are densely populated by small and mid-size businesses, entrepreneurs, investors, and professionals. These communities – like Los Angeles and La Jolla, San Francisco and San Jose, and New York and Newport Beach – hold tremendous opportunities for continued growth.

The bank's principal locations are, of course, in California – the ninth largest economy in the world – and the 11 counties it serves there contain more than 1 million businesses and 570,000 millionaire households.

Most of City National's offices are in the greater Los Angeles region, but the company is growing in the Orange County/San Diego region, where it now has 15 offices, and in the San Francisco Bay Area, where it now has 12.

Earnings Per Diluted Share: $3.99

($)

Earnings per share reached $3.99 in 2013, a 4 percent increase from the prior year. City National has now been profitable for 83 consecutive quarters – almost 21 years.


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In just the past nine months, the company opened two new banking offices in the Bay Area, one in San Francisco's South of Market district and another in the Tri-Valley town of Pleasanton. The recent relocation and expansion of City National's Palo Alto office improved brand awareness there and accommodated the bank's growing technology banking business.

City National also continued to grow in New York City. Having opened its first office upstairs there more than a decade ago, the bank in 2013 added its first two ground-floor branches – one at its Park Avenue headquarters and the other on 6th Avenue near the Broadway theater district. These offices have added our branch-banking capabilities to our New York bank and given City National significantly greater visibility in Manhattan.

City National has also expanded selectively and modestly into additional communities that align well with its specialized businesses, such as entertainment in Nashville and Atlanta and technology in Boston, New York, and Santa Monica.

Compelling Growth Initiatives

City National continues to invest in its capabilities and in additional people, products, facilities, and services that are backed by state-of-the-art technologies. The company also is developing new industry specialties, some of which are able to serve clients nationwide.

Technology and Innovation

In its new branch offices, City National has introduced its next-generation features, which include a new design (from the talented architects of the Apple stores), better use of the latest technologies, and more efficient and evolving staffing roles. If you walk into one of City National's new branches in Manhattan, Palo Alto, or San Francisco, you won't find teller counters. Instead, you'll see interactive computer screens, user-friendly Microsoft Surface™ tablets, and teams of client managers who are responsible for both sales and service. This approach will be adapted appropriately and over time in City National's other banking offices as well.

These new features are helping its branches to better serve private and business banking clients while also growing small-business lending and attracting new clients to City National's Preferred Banking program and wealth management offerings. Since its inception in 2008, the Preferred Banking program has brought into the bank nearly $2 billion in loans, deposits, and investment assets. It is the gateway to private banking at City National and enhances the diversity and demographics of the company's client base.

While branches remain critical both to the delivery of financial services and to brand-building efforts in the company's dynamic urban markets, City National has been simultaneously reducing their size and consolidating and concentrating their locations for many years to anticipate and reflect changing behaviors and the growing use of technology. The bank's limited number

Average Loans[1]: $15.8 billion

($ in billions)

Average loans, excluding loans covered by loss-sharing agreements with the FDIC, grew 19 percent to a record $15.8 billion in 2013. Commercial lending accounted for nearly two-thirds of that growth.

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[1]Excludes FDIC-covered loans.

of offices, their strategic locations, and their evolving functions represent a cost-effective strategy that will not require extensive closures or layoffs.

Reflecting this strategy, the company also continues to invest even more of its resources in its technology and digital channels, which are quickly gaining in popularity. Most American households are now doing at least some of their banking online, and a growing number are using smartphones, tablets, and other mobile devices. For example, City National has seen a 55 percent increase in the number of mobile banking users in the past year alone.

Technology is changing the way people bank, shop, consume, and communicate. It has given them greater visibility and access to their finances, and City National is providing the expanding number of products and capabilities they need and want. Examples include:

- One of the company's newer products – a personal banking portal called City National Online – now enables clients to view their personal banking, trust, and investment accounts all in one place, at the same time.
- In 2013, City National launched Book2Bank,℠ an automated payment solution for businesses that use accounting systems such as QuickBooks®.
- The bank also began issuing chip-enabled credit cards that supplement magnetic stripes with an embedded microchip technology that enhances transaction security and provides clients who travel internationally with the convenience of a technology that is now pervasive outside this country. The demand for chip-enabled cards is growing rapidly, especially in the wake of several major data breach incidents at major retailers, and City National is one of a relatively few U.S. banks to already offer these superior credit cards. Hopefully, the retailers of America will do what they should have done many years ago – as their European and Asian counterparts have done – and invest in a safer, state-of-the-art point-of-purchase system. At City National, our clients are ready and waiting for them to do that here in the United States.
- City National recently introduced International Banking Online, with foreign exchange and trade finance capabilities online for clients who are active in international business.
- City National announced that it would pilot "cardless cash access" at ATMs in Los Angeles, New York, and San Francisco early in 2014 – a first for each of these markets.

In many ways, City National is a technology and new products company and continues to incorporate the latest technologies into its new products and capabilities for its clients and colleagues.

Industry Specialties

City National has a successful track record of developing the products, capabilities, and expertise needed to serve

Average Deposits: $24.0 billion

($ in billions)

Average deposit balances grew 11 percent to an all-time high of $24.0 billion in 2013. Average core deposits make up 97 percent of the company's deposit base.


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its clients and particular industries. Entertainment and real estate are two well-known examples.

City National's Entertainment Division has been one of the bank's specialties since its founding in 1954. Today, City National colleagues continue to serve business managers, talent agencies, lawyers, artists, athletes, and others in California, New York, Nashville, and Atlanta.

Likewise, commercial real estate has been a specialty ever since the bank opened its doors. By the end of 2013, this loan portfolio had grown to $3.6 billion.

City National's ability to quickly get the right subject-matter banking or investment team to provide expert solutions is a significant benefit to its clients and a competitive advantage.

In recent years, through its Private Client Services and Commercial Banking divisions, the company has developed new products, capabilities, and expertise tailored to the financial needs of the healthcare and legal services industries – two client areas with a long history at City National. In 2013, City National further expanded its ability to serve technology and life-sciences companies with the addition of several more outstanding, experienced colleagues in the technology and venture capital banking centers of Palo Alto, Boston, and New York, as well as its long-standing presence in Southern California.

In addition to entertainment and technology, City National has several other growing businesses that are increasingly national. These businesses utilize the company's talent, technology, specialized expertise, skills, services, and products to meet the specific financial needs of its clients.

For example, the acquisition of First American Equipment Finance in 2012 doubled the size of the bank's leasing portfolio and provided the scale and technology needed to meet certain equipment financing needs of companies and educational institutions across the United States.

City National's Specialty Banking Division also continues to grow substantially, due in part to the nationwide scope of its teams that specialize in quick-serve-restaurant franchise finance, asset-based lending, corporate lending, and mortgage warehouse lending.

Wealth Management

Another City National business that has become more national in scope is wealth management. At the end of 2013, the company managed or administered $64.7 billion of client investment assets. (That does not include the $25.9 billion managed by Matthews International, the pre-eminent and fast-growing American firm that invests solely in Asia – a firm in which City National holds a substantial minority ownership.) All in all, City National's

Assets Under Management or Administration[1]: $64.7 billion

($ in billions)

Assets under management or administration grew 13 percent to a record $64.7 billion, thanks in part to market appreciation and the successful integration and investment performance of City National Rochdale.


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[1]Prior period balances have been reclassified to conform to current period presentation.

wealth management business generated $230.6 million in noninterest income in 2013, the highest level in its history.

The company's wealth management companies, which also include City National Rochdale, Convergent Wealth Advisors, City National Securities, and Lee Munder Capital, offer best-in-class investment strategies to affluent, high-net-worth, ultra-high-net-worth, and institutional clients.

Last year the successful integration of City National Rochdale further strengthened these capabilities. As a result, City National is now able to provide clients and their financial advisors across the nation with even better research, a broader array of high-performing investment capabilities, and a bigger and stronger team of investment professionals.

A Few Observations

As this is written in March of 2014, we anticipate that City National will have another constructive year of reasonable growth in loans, deposits, and wealth management assets, notwithstanding the continuing challenges of very low interest rates, declining FDIC-covered assets, competitive pressures, the higher costs of expansion, compensation, and some modest additions, in all likelihood, to its loan-loss allowance primarily due to rising loan balances. Fortunately, City National starts 2014 with substantially more clients, loans, deposits, and recurring noninterest income; significant momentum; new offices; more colleagues; added products; new technology and other enhanced capabilities; and improved brand recognition.

Another thing that positions City National for growth is its greater critical mass in the strong economies of Southern California, the San Francisco Bay Area, and New York City.

City National is "asset sensitive" – its large portfolio of variable-rate loans is funded by a very strong base of low-cost core deposits – and so the company will ultimately benefit from a rising interest rate environment.

City National's positive outlook for 2014 reflects the belief that the economy will continue to grow at a moderate pace, that short-term interest rates will remain stable, and that long-term rates will rise modestly.

It is encouraging to see Congress provide some greater stability for the American economy and its financial markets by passing a budget and quietly raising the debt ceiling. Unfortunately, in the absence of greater short-term federal fiscal stimulus and progress, and with longer-term issues not addressed – issues such as repairing America's infrastructure, reforming its immigration and education policies and systems, resolving the long-term federal budget deficits, and appropriately restructuring the government-owned entities of Fannie Mae and Freddie Mac – the U.S. economy appears unlikely to reach its full potential in the near term.

Total Corporate Assets: $29.7 billion

($ in billions)

The company's assets reached a record $29.7 billion in 2013, up 4 percent from 2012. City National marks its 60th anniversary bigger, better, safer, and stronger than ever before.


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City National is one of about 60 so-called "mid-size" banks in the United States that range between $10 billion and $50 billion in assets. Forty-seven of them are members of the fairly new Mid-Size Bank Coalition of America, which I chair. Together we have created a more effective voice to communicate with legislators, policy-makers, regulators, and the general public that mid-size banks should be subject to prudent laws and regulations that take into consideration, as many do already, the very fundamental differences between mid-size banks and the systematically critical "mega banks" with one or two trillion dollars in assets and very different risk profiles, capital levels, and business practices. This important effort to appropriately regulate and legislate for mid-size banks will continue in 2014.

Of course, City National is very committed to the highest standards of ethics and regulatory and legal compliance. The company continues to expand its efforts to meet the evolving standards that are being applied to all American banks. City National has a strong track record in this critical area and is determined to maintain it and to continue to avoid the pitfalls that have hampered some financial institutions.

In Appreciation

City National's continuing success is clearly a team effort.

I'm very grateful to City National's more than 3,550 colleagues, the outstanding men and women who take great pride in serving so well its clients and communities, supporting one another, and building value for its shareholders. I'm also very appreciative of the leadership of our excellent and experienced 20-member Executive Committee, especially Chris Warmuth, the bank's president, and Chris Carey, its chief financial officer.

I also want to thank City National's outstanding Board of Directors. The Board contributes so much to the performance of the company with its advice and counsel, oversight, judgment, and support. The Board was very pleased to add Mohamad Ali, the chief strategy officer of Hewlett-Packard, as its newest member in June. His perspective and experience will add valuable expertise and insights. Two distinguished directors who have done that for many years are retiring from the Board, consistent with our policy on Board retirement ages. We value greatly the many years – 25 and 13, respectively – of outstanding contributions and counsel that City National has received from Ken Ziffren and Ron Olson.

City National's entire team is also very grateful to have so many remarkable clients. Their business, their confidence, their referrals, and their relationships are at the heart of what we do.

City National is proud to help build better communities in so many ways, including through financial support, investments, and the involvement of so many colleagues.

From 2010 to 2012, the bank made a total of $1.8 billion in community development loans to support the communities it serves.

During the past five years, City National's colleagues have contributed more than 100,000 hours of voluntary service to schools and nonprofit agencies. The bank has supported their efforts, especially those aimed at promoting childhood literacy.

City National and its colleagues have provided school libraries with 225,000 new books through its *Reading is The way up*® program, demonstrating its conviction that learning is the key to economic opportunity for America's children and that the nation's public school systems must be improved.

Last year alone, City National's workplace giving program raised $1.2 million for nonprofit agencies and literacy organizations that support our communities.

The bank also is committed to environmental sustainability and continually looks for ways to reduce its energy footprint. Its solar panels in Riverside alone save more than 87,000 kilowatts of energy each year, and many of its offices have been built to LEED standards.

Of course, my colleagues and I are particularly grateful to you – City National's shareholders – for the confidence that you've placed in the company and the support you provide to its management. We're determined to build even more value in America's premier private and business bank.

For the first time since 1975, this company's letter to shareholders is not signed by Bram Goldsmith. At age 90, after serving for a truly remarkable 38 years as chairman of City National Corporation, he decided to step down, effective October 1. Fortunately, he remains on the Board, as chairman emeritus, and continues to serve as a valuable and active member of our senior management committees, working with clients, colleagues, and community representatives. His service, contributions, and counsel are beyond measure for City National, and we are all grateful that they are continuing in 2014. I was honored to be selected by the Board to succeed my father as chairman of the corporation.

Conclusion

As City National begins 2014 with its most outstanding team of colleagues and more resources and opportunities than ever before, as well as an exceptional deposit base and a strong, low-risk, and diversified loan portfolio and balance sheet, it is very focused on meeting the financial and investment needs and objectives of its uniquely attractive clientele.

The U.S. economy continues to gain strength, and City National enters its 61st year with confidence, strategic clarity, outstanding talent, and a sharp focus on serving some of the nation's most dynamic communities, industries, professions, investors, entrepreneurs, their businesses, and their families.

City National is well positioned for the future and committed to the continuing delivery of very positive results for its clients and colleagues, its communities, and, of course, its shareholders.

Thank you very much.

Sincerely,



Russell Goldsmith
Chairman and CEO
City National Corporation
City National Bank

March 3, 2014

Condensed Consolidated Statements of Income

Dollars in thousands, except per share data	**2013**	2012	2011
		For the year ended December 31,	
Interest income	**$ 879,661**	$ 886,551	$ 843,090
Interest expense	**55,946**	55,715	70,100
Net interest income	**823,715**	830,836	772,990
Provision for credit losses on loans and leases, excluding covered loans	**–**	10,000	12,500
Provision for losses on covered loans	**635**	45,346	43,646
Net interest income after provision	**823,080**	775,490	716,844
Noninterest income	**355,169**	357,603	341,867
Noninterest expense	**851,114**	825,138	805,095
Income before income taxes	**327,135**	307,955	253,616
Income taxes	**94,619**	98,822	77,561
Net income	**$ 232,516**	$ 209,133	$ 176,055
Less: Net income attributable to noncontrolling interest	**2,507**	1,084	3,634
Net income attributable to City National Corporation	**$ 230,009**	$ 208,049	$ 172,421
Less: Dividends on preferred stock	**9,625**	–	–
Net income available to common shareholders	**$ 220,384**	$ 208,049	$ 172,421
Net income per common share, basic	**$ 4.02**	$ 3.85	$ 3.24
Net income per common share, diluted	**$ 3.99**	$ 3.83	$ 3.21
Weighted average common shares outstanding, basic	**54,139**	53,211	52,439
Weighted average common shares outstanding, diluted	**54,640**	53,475	52,849
Dividends per common share	**$ 0.75**	$ 1.50	$ 0.80

Condensed Consolidated Statements of Comprehensive Income

Dollars in thousands	**2013**	2012	2011
		For the year ended December 31,	
Net income	**$ 232,516**	$ 209,133	$ 176,055
Other comprehensive (loss) income, net of tax	**(102,223)**	14,210	35,519
Comprehensive income	**130,293**	223,343	211,574
Less: Comprehensive income attributable to noncontrolling interest	**2,507**	1,084	3,634
Comprehensive income attributable to City National Corporation	**$ 127,786**	$ 222,259	$ 207,940

Condensed Consolidated Statements of Changes in Equity

Dollars in thousands	**2013**	2012
	For the year ended December 31,	
Beginning balance	**$ 2,505,318**	$2,144,849
Net income [1]	**230,009**	208,049
Other comprehensive (loss) income, net of tax	**(102,223)**	14,210
Issuance of preferred stock	**97,696**	169,920
Issuance of shares under share-based compensation plans	**36,997**	20,223
Dividends on preferred and common stock	**(50,803)**	(81,061)
Other, net	**23,992**	29,128
Ending balance	**$ 2,740,986**	$2,505,318

[1] Net income excludes net income attributable to redeemable noncontrolling interest of $2.5 million and $1.1 million for the year ended December 31, 2013 and December 31, 2012, respectively.

Condensed Consolidated Balance Sheets

Dollars in thousands	For the year ended December 31, 2013	2012
Assets		
Cash and cash equivalents	$ **935,946**	$ 415,405
Securities	**9,281,317**	10,719,451
Loans, net[1]	**17,568,843**	15,526,630
Other assets	**1,931,845**	1,957,006
Total assets	$ **29,717,951**	$ 28,618,492
Liabilities and Shareholders' Equity		
Deposits	$ **25,679,437**	$ 23,502,355
Borrowings	**739,857**	2,129,849
Other liabilities and redeemable noncontrolling interest	**557,671**	480,970
Total liabilities and redeemable noncontrolling interest	**26,976,965**	26,113,174
Shareholders' equity	**2,740,986**	2,505,318
Total liabilities and shareholders' equity	$ **29,717,951**	$ 28,618,492

[1] Includes $701.0 million and $986.2 million of loans covered by loss-sharing agreements with the FDIC at December 31, 2013 and December 31, 2012, respectively.

Condensed Consolidated Statements of Cash Flows

Dollars in thousands	For the year ended December 31, 2013	2012	2011
Cash Flows from Operating Activities			
Net income	$ **232,516**	$ 209,133	$ 176,055
Adjustments to net income	**188,068**	53,220	431,966
Net cash provided by operating activities	**420,584**	262,353	608,021
Cash Flows from Investing Activities			
Purchases and sales or maturities of securities, net	**1,195,490**	(2,583,988)	(2,275,435)
Loan originations, net of principal collections	**(1,961,074)**	(1,746,581)	(547,887)
Net cash (paid) acquired in acquisitions	**–**	(123,746)	28,066
Other, net	**(9,485)**	64,194	79,938
Net cash used in investing activities	**(775,069)**	(4,390,121)	(2,715,318)
Cash Flows from Financing Activities			
Net increase in deposits	**2,177,082**	3,114,773	2,083,925
Net (decrease) increase in borrowings	**(1,392,308)**	1,071,799	(102,292)
Issuance of preferred stock	**97,696**	169,920	–
Cash dividends paid	**(50,375)**	(80,380)	(42,489)
Other, net	**42,931**	22,247	(21,722)
Net cash provided by financing activities	**875,026**	4,298,359	1,917,422
Net increase (decrease) in cash and cash equivalents	**520,541**	170,591	(189,875)
Cash and cash equivalents at beginning of year	**415,405**	244,814	434,689
Cash and cash equivalents at end of year	$ **935,946**	$ 415,405	$ 244,814

Data on Common Stock

The principal market for the corporation's common stock, where it is listed and trades under the symbol "CYN," is the New York Stock Exchange. Information concerning the range of high and low sales prices for the corporation's common stock, and the dividends declared, for each quarterly period within the past two fiscal years, is set forth below.

Quarter Ended	High	Low	Dividends Declared
2013			
March 31	$ 59.61	$ 51.13	$ –
June 30	63.66	54.36	0.25
September 30	71.15	64.11	0.25
December 31	79.33	65.39	0.25
2012			
March 31	$ 54.44	$ 45.39	$ 0.25
June 30	54.63	46.39	0.25
September 30	54.48	48.20	0.25
December 31	52.60	47.27	0.75[1]

[1] City National's Board of Directors declared an accelerated quarterly cash dividend of $0.25 per common share and a special cash dividend of $0.25 per common share. The accelerated and special dividends were in addition to the regular $0.25 per common share dividend declared and paid during the quarter ended December 31, 2012.

Stockholder Return Graph

City National Corporation Total Return Performance


City National Corporation
SNL Bank > $10B
S&P 500
INDEX VALUE
250
200
150
100
50
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
12/31/13

Index	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12	12/31/13
			Period Ending			
City National Corporation	100.00	95.04	128.84	94.20	108.83	176.09
SNL Bank > $10B	100.00	99.84	111.96	85.22	116.09	158.42
S&P 500	100.00	126.46	145.51	148.59	172.37	228.19

Source: SNL Financial LC, Charlottesville, VA ©2014; Standard & Poor's Web Site. Used with permission from standardandpoors.com

The stockholder return graph compares the total cumulative stockholder return on the corporation's common stock to the total cumulative returns of the SNL Bank >$10B Index and the Standard & Poor's 500 Index. Each line on the stockholder return graph assumes that $100 was invested in the corporation's common stock and the respective indices on December 31, 2008, and assumes quarterly reinvestment of all dividends. The total cumulative returns shown on the stockholder return graph reflect historical results only and are not necessarily indicative of future results.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of City National Corporation:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of City National Corporation and subsidiaries as of December 31, 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended (not presented herein); and in our report dated March 3, 2014, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

Los Angeles, California

March 3, 2014

Form 10-K

Shareholders also receive the corporation's Annual Report on Form 10-K for the year ended December 31, 2013, which is filed with the Securities and Exchange Commission and includes our financial statements. If you request, we will send a copy to you without charge. The Annual Report on Form 10-K includes a list of exhibits filed with the Securities and Exchange Commission, but does not include the exhibits. If you wish to receive copies of the exhibits, we will send them to you upon payment of our expenses for doing so. Please write to: Investor Relations, City National Bank, 555 S. Flower St., 9th Floor, Los Angeles, CA 90071. You also may send your request by facsimile to (213) 673-7646 or by e-mail to **investor_relations@cnb.com**.

City National has provided in its Form 10-K for the year ended December 31, 2013 (a) a report of management on the company's internal control over financial reporting containing management's assessment that as of December 31, 2013, City National's internal control over financial reporting is effective based on criteria established in *Internal Control – Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and (b) KPMG's Report of Independent Registered Public Accounting Firm expressing an unqualified opinion on the effectiveness of internal control over financial reporting.

This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. Statements of future events or conditions in this report, including expectations regarding the economy and the Company's financial performance, business strategies, and the impact of regulatory and legislative developments, are forward-looking statements. Actual future results, including net income performance, loan and deposit balance growth, levels of loan-loss provisions, net interest margin performance, the impact of increases in interest rates, the impact of regulatory changes, and earnings growth, could differ materially due to, for example, changes in economic, political, or industry conditions and related credit and market conditions; the impact on financial markets and the economy of the level of U.S. and European debt; the effects of and changes in trade and monetary and fiscal policies, including the policies of the Board of Governors of the Federal Reserve System; continued delay in the pace of economic recovery and stagnant or decreasing employment levels; the effect of the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations to be promulgated thereunder and other significant changes in applicable laws and regulations; the impact of revised capital requirements under Basel III; changes in inflation, interest rates, and market liquidity which may impact interest margins and funding sources; changes in the financial performance and/or condition of the Company's borrowers; the impact of cybersecurity attacks or other disruptions to the company's information systems and any resulting compromise of data or disruptions in service; and other factors discussed in this report and in Item 1A of the Company's most recent Annual Report on Form 10-K.

Board of Directors

Bram Goldsmith
Chairman Emeritus
City National Corporation

Russell Goldsmith
Chairman of the Board and
Chief Executive Officer
City National Bank
City National Corporation

Christopher J. Warmuth
President
City National Bank

Executive Vice President
City National Corporation

Mohamad Ali
Chief Strategy Officer
Hewlett-Packard Company

Richard L. Bloch
President
Piñon Farm, Inc.

Kenneth L. Coleman
Chairman
Saama Technologies, Inc.

Ashok Israni
President and Chairman
Pacifica Companies

Ronald L. Olson
Partner
Munger, Tolles & Olson LLP

Bruce Rosenblum
President
Legendary Television
and Digital Media

Peter M. Thomas
Managing Partner
Thomas & Mack Co. LLC

Robert H. Tuttle
Co-Managing Partner
Tuttle-Click Automotive Group

Kenneth Ziffren
Partner
Ziffren Brittenham LLP

Executive Committee

Russell Goldsmith
Chairman of the Board and
Chief Executive Officer
City National Bank
City National Corporation

Bram Goldsmith
Chairman Emeritus
City National Corporation

Christopher J. Warmuth
President
City National Bank

Executive Vice President
City National Corporation

Christopher J. Carey
Executive Vice President and
Chief Financial Officer
City National Bank
City National Corporation

Rodney F. Banks
Executive Vice President
Commercial Banking

John Beale
Executive Vice President and
Chief Information Officer

Michael B. Cahill
Executive Vice President,
General Counsel and
Corporate Secretary
City National Bank
City National Corporation

James R. Daley
Executive Vice President
Treasury Services

Kevin P. Dunigan
Executive Vice President
Core Banking

Regional Executive
Orange County

Brian Fitzmaurice
Executive Vice President and
Chief Credit Officer

Mark J. Forbes
Executive Vice President
Real Estate

Richard Gershen
Executive Vice President
Wealth Management

Martha Henderson
Executive Vice President
Entertainment

Regional Executive
Atlanta, Nashville, New York

Robert Iritani
Executive Vice President
Specialty Banking

Marianne Lamutt
Executive Vice President
Human Resources

Gwen Miller
Executive Vice President
Private Client Services –
Los Angeles

Regional Executive
Los Angeles

Thomas R. Miller
Executive Vice President
Marketing and Product
Strategies

Michael Pagano
Executive Vice President
Private Client Services

John Pedersen
Executive Vice President
and Senior Risk
Management Officer
City National Bank
City National Corporation

T. Richard Shier
Executive Vice President
Banking and
Investment Services

Industry Specialties and Services

ENTERTAINMENT

Martha Henderson, EVP
(310) 888-6200

Beverly Hills
Pat Wheeler, SVP
Team Manager
(310) 888-6200

Mary Yoel, SVP
Team Manager
(310) 888-6200

Dan Zbojniewicz, SVP
Team Manager
(310) 888-6200

New York
Richard V. McCune, SVP
Team Manager
(917) 322-5200

Nashville
Holly Bell, SVP
Team Manager
(615) 782-5620

Atlanta
David Innes, SVP
(404) 364-6540

Production Financing
David Acosta, SVP
Team Manager
(310) 888-6200

REAL ESTATE

Mark J. Forbes, EVP
(213) 673-8222

Paige Serden, SVP
Los Angeles
(213) 673-8220

Charlie McGann, SVP
Northern California
(415) 576-2808

Michael Kazemzadeh, SVP
Orange County
(949) 724-4180

John Finnigan, SVP
Syndicated Finance
(213) 673-8888

SPECIALTY BANKING

Robert Iritani, EVP
(213) 673-9010

Capital Finance
Martin Chin, SVP
(213) 673-8662

Foreign Exchange
David Atkinson, SVP
(213) 673-8681

Franchise Finance and Municipal Finance
David Sandoval, SVP
(213) 673-9026

Healthcare Banking
Breck Fleming, SVP
(951) 276-8881

Interest Rate Derivatives
Bernard Tsui, SVP
(213) 673-8677

International Banking and Trade Finance
Steve Bash, SVP
(213) 673-8807

Structured Finance
Aaron Cohen, SVP
(213) 673-9015

Warehouse Lending
John Doulong, SVP
(856) 778-3250

TREASURY SERVICES

James R. Daley, EVP
(213) 673-9494

Treasury Management Sales
Bruce Wilkins, SVP
(213) 673-9056

Treasury Services Deposits
Julie Hayre, SVP
(213) 673-9391

SPECIALIZED SERVICES

Asset Based Lending
Belinda Gisbert, SVP
(213) 673-8904

Commercial Banking
Rodney F. Banks, EVP
(213) 673-8788

Community Reinvestment
Sal Mendoza, SVP
(213) 673-9613

Core Banking
Kevin P. Dunigan, EVP
(213) 673-8979

First American Equipment Finance
Bill Verhelle, CEO
(239) 349-2332

Legal Services Banking
Gwen Miller, EVP
(213) 673-8783

Barbara Van Wormer, SVP
(310) 282-2929

Scott Witter, SVP
(917) 322-3815

Private Client Services
Michael Pagano, EVP
(213) 673-8787

Small Business Administration (SBA)
David Park, SVP
(213) 673-8185

Technology and Venture Capital Banking
Rod Werner, SVP
(650) 812-8311

WEALTH MANAGEMENT

Richard Gershen, EVP
(310) 888-6454

City National Rochdale, LLC
Garrett R. D'Alessandro, CEO
(800) 245-9888

Bruce Simon,
Chief Investment Officer
(310) 888-6304

City National Securities, Inc.
Member FINRA/SIPC
Michael Nunnelee, SVP
(800) 280-1464

Institutional Retirement Plan Services
Randy Reed, SVP
(619) 645-6122

Personal Trust
Mike Dowling, SVP
(310) 888-6447

Clifford Swan Investment Counsel LLC
CCM Family Advisors
Linda Davis Taylor, CEO
(626) 792-2228

Convergent Wealth Advisors, LLC
Dave Zier, CEO
(301) 770-6300

Lee Munder Capital Group, LLC
Kenneth L. Swan, CEO
(617) 380-5600

Mid-Continent Capital LLC
Lawrence J. Brottman, Co-CEO
(312) 551-8200

Regional Centers

CALIFORNIA

Century City Regional Center
2029 Century Park East
Los Angeles, 90067
(310) 282-7808◆

City National Center Beverly Hills
400 N. Roxbury Drive
Beverly Hills, 90210
(310) 888-6150◆

City National Plaza* Los Angeles
555 S. Flower St.
Los Angeles, 90071
(213) 673-8761◆
(213) 673-8747†

East Bay Regional Center
2001 N. Main St., Suite 200
Walnut Creek, 94596
(925) 274-2775◆
(925) 274-5133†

Inland Empire Regional Center
3633 Inland Empire Blvd., Suite 105
Ontario, 91764
(909) 476-7980†

Long Beach Regional Center
11 Golden Shore, 6th Floor
Long Beach, 90802
(562) 624-8664◆†

Orange County Regional Center
18111 Von Karman Ave., Suite 110
Irvine, 92612
(949) 223-4064◆
(949) 223-4060†

Palo Alto Regional Center
245 Lytton Ave., Suite 175
Palo Alto, 94301
(650) 812-8334◆
(650) 812-8302†
(650) 812-8311●

San Diego Regional Center
4275 Executive Square, Suite 750
La Jolla, 92037
(858) 642-4924◆
(858) 642-4950†

San Fernando Valley Regional Center
15260 Ventura Blvd., 16th Floor
Sherman Oaks, 91403
(818) 382-1516◆†

San Francisco Regional Center
150 California St.
San Francisco, 94111
(415) 576-2785◆
(415) 576-2521†
(415) 576-2715●

San Jose Regional Center
1 Almaden Blvd., Suite 100
San Jose, 95113
(408) 392-2112◆
(408) 392-2127†

Ventura County Regional Center
500 Esplanade Drive, 1st Floor
Oxnard, 93036
(805) 981-2780†

NEVADA

Las Vegas Regional Center
10801 W. Charleston Blvd.
Las Vegas, 89135
(702) 952-5966◆
(702) 952-4441†

Northern Nevada Regional Center
5470 Kietzke Lane
Reno, 89511
(775) 828-8126◆
(775) 828-8110†

NEW YORK

New York Regional Center
400 Park Ave., 7th Floor
New York, 10022
(917) 322-5200◆†
(917) 322-5254●

* Corporate Headquarters
◆ Private Client Services
† Commercial Banking Services
● Technology and Venture Capital Banking

City National Corporation
City National Plaza
555 South Flower Street
Los Angeles, California 90071




CITY NATIONAL BANK
The way up.®